UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pet DRx, Corporation

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27876C107

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

 (516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box  ☒

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27876C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,193,791 shares of Common Stock

	8.	Shared Voting Power 124,971 shares of Common Stock

	9.	Sole Dispositive Power 2,353,035 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,035 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27876C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,193,791 shares of Common Stock

	8.	Shared Voting Power 124,971 shares of Common Stock

	9.	Sole Dispositive Power 2,353,035 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,353,035 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 27876C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shoshone Partners, L.P. 05-0521400

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 462,026 shares of Common Stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 462,026 shares of Common Stock

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,026 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.                          Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Pet DRx Corp. (formerly known as Echo Healthcare Acquisition Corp.) (the “Company”), including Common Stock issuable upon exercise of presently exercisable stock purchase warrants of the Company (“Warrants”).  The address of the principal executive offices of the Company is 8000 Towers Crescent Drive, Suite 1300, Vienna, VA 22182

Item 2.                          Identity and Background.

Reporting Persons:	David M. Knott, an individual
Dorset Management Corporation (“DMC”), a New York corporation
Shoshone Partners, L.P., a Delaware limited partnership

Principal office:	David M. Knott, Dorset Management Corporation and Shoshone Partners, L.P.
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

Principal business:

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”), Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”) and Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership (“Knott Offshore”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, Mulsanne and Offshore, the “Partnerships”).  The Partnerships invest in securities that are sold in public markets.  The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities.  Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of DMC, which provides investment management services to the Partnerships and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”).   Collectively, DMC and Mr. Knott are hereinafter referred to as the “Reporting Persons” and the Partnerships and the Managed Accounts are hereinafter collectively referred to as the “Direct Owners”.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

The source of funds used in making each of the purchases of the Common Stock and Warrants purchased for the accounts of the Direct Owners was the portfolio assets of each such Direct Owner. Of the Direct Owners, only Knott Partners, Shoshone and Knott Offshore individually beneficially own more than five percent of the Common Stock.  The aggregate amount of consideration used in making such purchases was $13,234,938.00.

The Reporting Persons effect purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Direct Owners through open-market purchases and a business combination between the Company (then known as Echo Healthcare Acquisition Corp.) and XLNT Veterinary Care, Inc.  (“XLNT”) which closed  on January 4, 2008 (the “Closing”).  Additional securities were acquired from the Company’s founders and as shares of XLNT common stock from XLNT, which were exchanged for additional shares of the  Common Stock upon the Closing.

Item 4.                          Purpose of Transaction.

The acquisition of the Common Stock and Warrants was made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

Item 5.                          Interest in Securities of the Issuer.

(a)-(b)      David M. Knott, Dorset Management Corporation and Shoshone: See Rows 5 through 9 and 11 on pages 2-4.

(c)            During the past 60 days, the Reporting Persons beneficially acquired Common Stock in open-market purchases and as a consequence of a  business combination between the Company and XLNT.  The Direct Owners purchased Common Stock in separate open-market transactions (the “Transactions”) on December 11, 2007 and January 3, 2008, for $2,923,180 (364,800 shares at $8.01/share) and $5,265,000 (650,000 shares at $8.10/share), respectively.  Additional securities were acquired from the Company’s founders and as shares of XLNT common stock from XLNT, which were exchanged for 108,235 additional shares of Common Stock following the Closing.  In addition, as a result of the Closing, all 615,000 of the Direct Owner’s previously held Warrants became immediately exercisable.

(d)            Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.  Knott Partners, Shoshone and Knott Offshore each have such right with respect to more than five percent of the Common Stock.

(e)            N/A.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7.                          Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 14, 2008
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

SHOSHONE PARTNERS, L.P.

By:	Knott Partners Management, LLC,
as General Partner

By:	/s/ David M. Knott
David M. Knott, as Managing Member